To:
Alberta Securities Commission
Autorite des marches financiers
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Financial Institutions
Toronto Stock Exchange

CONSENT of QUALIFIED PERSON

I, Riley Devlin, do hereby consent to the public filing by Nevsun Resources Ltd. (“The Company”) of the technical report titled “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, with an effective date of September 1, 2017 (“Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated October 26, 2017 (the “News Release”).

 I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 30th day of November, 2017.

“original signed”
Riley Devlin, P.Eng.
Electrical Engineer